Mail Stop 4561

March 20, 2009

Mr. Alan I. Rothenberg
Chairman of the Board and Chief Executive Officer
1st Century Bancshares, Inc.
1875 Century Park East, Suite 1400
Los Angeles, CA 90067

> **Re:** **1st Century Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 000-53050**

Dear Mr. Rothenberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief